

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

<u>Via E-mail</u>
Mr. Jeffrey A. Martin
Chief Financial Officer
Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125

> **Re: Mueller Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 29, 2012**
> **Filed February 27, 2013**
> **File No. 1-6770**

Dear Mr. Martin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 29, 2012</u>

<u>Financial Review, page F-2</u>

<u>Liquidity and Capital Resources, page F-6</u>

1.   In future filings, please include estimated interest payments in the table of contractual cash obligations and provide a footnote that explains how they were determined.

<u>Critical Accounting Policies and Estimates, page F-9</u>
<u>Goodwill, page F-10</u>

2.   Please revise future filings to clarify the number of reporting units you have and test for goodwill impairment and how these reporting units relate to your reportable segments.

Notes to Consolidated Financial Statements, page F-18

Note 7 – Income Taxes, page F-25

3.   Please revise future filings to disclose the amount of undistributed foreign earnings for which you have not recorded deferred tax liabilities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief